Erik Vayntrub Senior Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108

January 25, 2022

Yoon Choo

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: Capital Group Growth ETF (“Growth Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-259020 and 811-23733

Capital Group Core Equity ETF (“Core Equity Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-259021 and 811-23735

Capital Group International Focus Equity ETF (“International Focus Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-259022 and 811-23734

Capital Group Dividend Value ETF (“Dividend Value Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-259023 and 811-23736

Capital Group Global Growth Equity ETF (“Global Growth Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-259024 and 811-23737

Capital Group Core Plus Income ETF (“Core Income Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-259025 and 811-23738

Dear Ms. Choo:

In response to the comments you provided telephonically on January 6, 2022 with respect to Pre-Effective Amendment No. 2 to the initial registration statements on Form N-1A (the “Registration Statements”) of Growth Fund, Core Equity Fund, International Focus Fund, Dividend Value Fund, Global Growth Fund and Core Income Fund (each, a “Registrant” and together, the “Registrants”), and on January 12, 2022 with respect to the form of declaration of trust for each Registrant, we hereby file Pre-Effective Amendment No. 3 to the Registration Statements under the Investment Company Act of 1940 (the “1940 Act”) (such amendment, the “Amendment”) pursuant to Rule 472 of the 1933 Act. Our responses to your comments are set forth below.

1.	We note that each Registrant has included in its statement of additional information a summary of the provisions of Section 2.11 of its declaration of trust, which describes the requirements for bringing derivative actions. Please move this disclosure to an appropriate location in each fund’s prospectus.

Response: We have relocated the disclosure in question as requested.

2.	We note that the fee and expense table for each Registrant lists “Other expenses” of 0 basis points. As to each Registrant, please supplementally provide an explanation as to how the fund came to the conclusion that showing 0 basis points in “Other expenses” is an accurate accounting treatment in accordance with generally accepted accounting principles, or GAAP. Please cite applicable GAAP literature in your explanation. In particular, please note which expenses are being charged to the fund, if any, and how such fees are being accounted for on the books of each fund. Please also confirm that expenses are not being charged to the fund and then waived to zero.

Response: As disclosed in the Registration Statements, the investment adviser pays all organizational and all ordinary operating expenses of each fund while non-routine or extraordinary expenses will be paid by the fund. Non-routine expenses that are deducted from a fund’s assets or charged to all shareholder accounts would be disclosed as “Other expenses” in each fund’s fee and expense table and any extraordinary expenses would be disclosed as required under Instruction 3(c)(ii) to Item 3 of Form N-1A. As of launch, we do not anticipate the Registrants will incur any non-routine or extraordinary expenses and, accordingly, each Registrant estimates and discloses zero basis points in “Other expenses” for the current fiscal year. We note that this is near-universal practice for exchange-traded funds that employ a unitary fee structure, in which the adviser pays all of an issuer’s ordinary operating expenses. We confirm supplementally that ordinary operating expenses are not be charged to the fund and waived to zero; rather, such expenses are charged to and paid by the adviser in accordance with each Registrant’s investment advisory and service agreement and applicable disclosure in the Registration Statements.

3.	Under “Purchase and sale of fund shares,” each Registrant discloses that “recent information regarding the fund’s NAV, market price, premiums and discounts, and bid-ask spread will be available at capitalgroup.com.” Statements relating to fund-specific information should reference a web address that directs readers to a landing page where fund-specific information can be found. Please revise this disclosure — and, where appropriate, all other references to the Capital Group webpage — accordingly.

Response: We have revised each Registrant’s disclosure as requested.

4.	Under “Management of the fund — Investment Advisory and Service Agreement” in the statement of additional information, each Registrant discloses that, under the Investment Advisory and Service Agreement, “the fund pays all ordinary operating expenses of the fund” other than certain enumerated classes of expenses. The fee and expense table and advisory contract for each Registrant both state that the adviser will pay all ordinary operating expenses of the fund. Please ensure this disclosure accurately summarizes the terms of the advisory agreement.

Response: We have revised each Registrant’s disclosure to make clear that the investment adviser (and not the fund) will pay all ordinary operating expenses of the fund.

5.	Under “Investment objectives, strategies and risks” in the prospectus for the Dividend Value Fund, the Registrant discloses that, “Normally, the fund invests at least 80% of its assets in dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations greater than $4.0 billion.” The term “dividend,” as used in the fund’s name, suggests a type of investment and requires an 80% policy compliant with Rule 35d-1. Please disclose that the referenced investment limit is subject to change only upon 60 days’ written notice to shareholders in accordance with the requirements of Rule 35d-1.

Response: We have supplemented the Registrant’s disclosure as requested.

6.	In the Dividend Value Fund’s statement of additional information, under “Certain investment limitations and guidelines,” with respect to the fund’s 80% policy adopted pursuant to Rule 35d-1, disclose that “80% of its assets” means 80% of its net assets, plus any borrowings for investment purposes.

Response: We have updated the Registrant’s disclosure as requested.

7.	In the Dividend Value Fund’s statement of additional information, under “Certain investment limitation and guidelines,” the fund discloses with respect to its 80% policy adopted pursuant to Rule 35d-1 that “the investment adviser has periodically re-evaluated and adjusted this guideline and may continue to do so in the future.” Please qualify this disclosure with a statement that the adviser will provide 60 days’ prior written notice to shareholders before changing the referenced policy.

Response: We have supplemented the Registrant’s disclosure as requested.

8.	We reiterate comments previously made with respect to each Registrant’s form of declaration of trust. Section 8.3(a) provides that “the provisions of this Trust Instrument, to the extent that they restrict or eliminate the duties and liabilities of Fiduciary Covered Persons otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Fiduciary Covered Persons,” while Section 9.5(b)(vii) provides that “there shall not be applicable to the Trust, the Trustees or this Trust Instrument … any provisions of the laws (statutory or common) of the State of Delaware (other than the Act) pertaining to trusts which relate to or regulate … the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of the Trustees set forth or referenced in this Trust Instrument.” Please explain the purpose of these provisions and, in particular, the specific duties and liabilities under both state and federal law that the Trust Instrument is seeking to replace for each Fiduciary Covered Person. Please explain to us the purpose of these provisions and, in particular, the specific duties and liabilities under both state and federal law that the trust instrument is seeking to replace for each Fiduciary Covered Person.

Please also provide a legal analysis supporting your determination that it is legally permissible and enforceable to eliminate state law fiduciary duties for Fiduciary Covered Persons, including independent trustees, and replace them with the standards set forth under the trust instrument. As part of your response, please explain why it is consistent with case law, which recognizes that “the structure and purpose of the Investment Company Act indicates that Congress entrusted to the independent directors of investment companies, exercising the authority granted to them by state law, the primary responsibility for looking after the interests of the fund’s shareholders.” Burks v. Lasker (441 US 471).

Please also explain how the standards applicable to Fiduciary Covered Persons under the trust instrument are consistent with the underlying purposes of the 1940 Act and the clear assumption in Section 36(a) of the 1940 Act that directors, officers and named others have fiduciary obligations. In this regard, please explain whether Fiduciary Covered Persons have any obligation under the trust instrument or otherwise to act in the best interests of a fund and its shareholders.

Response: As discussed with the Staff, the referenced provisions are not intended to eliminate or replace any federal or state law fiduciary duties. Rather, the trustees of each Registrant are fiduciaries of the funds they oversee and, as such, they owe duties of care and loyalty to those funds and their respective shareholders. Each Registrant acknowledges as much in applicable disclosures in its statement of additional information. However, having recognized the potential ambiguity in the referenced provisions, we have deleted the referenced sentence in Section 8.3(a) and Section 9.5(b)(vii). Additionally, where appropriate, we have clarified that, where the terms of the trust instrument conflict with applicable federal law, federal law will govern, and we have amended the above-referenced disclosure in each Registrant’s statement of additional information as follows:

“Delaware law charges trustees with the duty of managing the business affairs of the trust. The fund’s trustees are considered to be fiduciaries of the ~~trust~~ fund and owe duties of care and loyalty to the ~~trust~~ fund and its shareholders.”

If you should have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Senior Counsel

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